October 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:	Karl Hiller
Nasreen Mohammed

Re:	Location Based Technologies, Inc. (f.k.a. Springbank Resources, Inc.)
Form 8K Filed October 12, 2007 (File No. 333-139395)

Dear Mr. Hiller and Ms. Mohammed:

Filed herewith is an amendment to the above-mentioned Current Report on Form 8-K designed to be responsive to your comment letter, dated October 16, 2007.  Specifically in response to that letter:

1.           We have updated the Edgar filer management website to show our new corporate name (Location Based Technologies, Inc.) as well as all other corporate location and contact information.

2.           We have revised the Form 8-K to delete reference to Item 4.01.  See pages 2 and 35 of marked to show changes version.  Since the Exchange Transaction wherein Springbank Resources, Inc. (“SRI”) acquired all of the outstanding common stock of Location Based Technologies, Corp. (“Old LBT”) occurred after August 31, 2007 (the fiscal year end for SRI), SRI’s existing principal independent accountants (Comisky & Company, P.C., of Denver, Colorado) will complete the year end financial statements for SRI for use in the company’s Annual Report on Form 10-K for the year ended August 31, 2007.  Mendoza Berger & Company, LLP, of Irvine, California, the principal independent accountants for Old LBT, will complete the year ended August 31, 2007 financial statements for Old LBT for use in the company’s Annual Report on Form 10-K for the year ended August 31, 2007.  Neither accountant has been dismissed at this time.  Once the Form 10-K is completed and filed, our board will make a decision as to which accounting firm will be retained into the future.  When that decision is made, an appropriate report on Form 8-K will be filed providing the information and exhibits required by Item 4.01.

As of this date, neither accountant’s reports have contained an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles.  Also, as of this date, there have been no disagreements of any kind with either accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Securities and Exchange Commission
October 31, 2007

3.           Inasmuch as we have deleted reference to Item 4.01, there is no need for the Exhibit 16 letter suggested in this comment.

4.           There are no known errors in previously filed financial statements.  Therefore, per your comment 4, we have eliminated reference to Item 4.02.  See page 2 of marked to show changes version.

Please note that we have made a small number of other corrections to disclosure to correct minor errors inadvertently made in the original filing.  Those are located on pages 2, 12, 27, 28, 29, 31 and 32 of marked to show changes version.

On October 25, 2007, our counsel, David R. Decker of Locke Lord Bissell & Liddell llp in Los Angeles, forwarded a draft of this letter and a draft of amended Form 8-K to Ms. Nasreen Mohammed for preliminary review.  On October 30, 2007, Ms. Mohammed contacted Mr. Decker to indicate that our proposed responses to your October 16 comment letter were acceptable. Except for the refiling of the financial statements (Exhibits 99.2(a) and 99.3(a)) to make some minor corrections, the amended Form 8-K filed herewith is identical to the draft sent to Ms. Mohammed on October 25, 2007.

The management of the company acknowledge that:

(a)           The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to answer any other questions.  Feel free to contact me directly at (714) 612-9336.

Sincerely,

David M. Morse, PhD
Co-President and CEO